Exhibit 99.1

FOR IMMEDIATE RELEASE                                                                              September 24, 2004

Celestica to Divest its Power Systems Business to C&D Technologies

TORONTO, Ontario — Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced that it has signed a definitive agreement to divest its Power Systems business to C&D Technologies, a leading global provider of solutions for power conversion and storage of electrical power, in an all-cash transaction, the terms of which were not disclosed. The transaction is expected to close within 30 days.

Under the agreement, Celestica will divest its Power Systems assets and transfer its employees to C&D Technologies. The purchase of Celestica's Power Systems business will enable C&D Technologies to offer a greater range of power solutions and deeper breadth of capability to its customers.

In addition, the companies have signed a three-year supply agreement for Celestica to manufacture certain C&D Technologies power products. Under this agreement, Celestica's customers will continue to benefit from Celestica's expertise in supply chain management and high-quality, low-cost manufacturing.

"The strategic alliance we are forming with C&D Technologies will provide Celestica's customers with an extensive portfolio of leading power products," said Marvin MaGee, president, Celestica. "This relationship brings strengths from both companies' core business to the forefront, enabling customers to continue to leverage the manufacturing strength of Celestica, while taking advantage of the extensive product portfolio of C&D Technologies."

About Celestica

Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). Celestica's expertise in quality, technology and supply chain management, enables the company to provide competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its website at www.celestica.com.
The company's security filings can also be accessed at www.sedar.com and www.sec.gov.

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Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the challenges of effectively managing our operations during uncertain economic conditions; the challenge of responding to lower-than-expected customer demand; the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on the computer and communications industries; our dependence on a limited number of customers and on industries affected by rapid technological change; component constraints; variability of operating results among periods; and the ability to manage expansion, consolidation and the integration of acquired businesses. These and other risks and uncertainties and factors are discussed in the Company's various public filings at www.sedar.com and http://www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In the Company's best judgement, the events noted in this press release on a stand-alone basis are not expected to be material to Celestica's overall financial results.

For further information, contact:

Laurie Flanagan
Celestica Global Communications
Phone: 416-448-2200
Email: media@celestica.com